VIA EDGAR

November 20, 2017

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia Blye

RE: Pure Storage, Inc.
Form 10-K for the Year Ended January 31, 2017
Filed March 29, 2017
File No. 1-3750

Dear Ms. Blye:

On behalf of Pure Storage, Inc. (“Pure” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2017, with respect to Pure’s Form 10-K listed above (the “Comments”). The numbering of the paragraph below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

1.
You state on page 13 that, in addition to selling your products, your partners may offer installation, post-sale service and support on your behalf in their local markets. You identify Cisco and Microsoft as partners on pages 5 and 7. Both companies discussed sales to Syria and Sudan in publicly available letters to us in 2014. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, joint venture partners, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

650 Castro Street, Mountain View, CA 94041

Pure complies with applicable U.S. sanctions and export controls, and Pure has implemented and continues to maintain internal policies and measures designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security.

Accordingly, Pure does not have any past or current contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, joint venture partners, or other direct or indirect arrangements, and does not anticipate any future operations or contacts in these countries. Pure further confirms that, to its knowledge, Pure has not provided any products, components, technology or services to Syria or Sudan, directly or indirectly, and has had no agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

For background, Cisco and Microsoft are identified by Pure as technology partners. Pure works with its technology partners to test and pre-certify the interoperability of their respective application or infrastructure products, or to conduct co-marketing or lead-generation activities. Cisco and Microsoft do not sell, and are not obligated to provide, any installation, post-sale service and support for Pure’s products.

* * * *

Please do not hesitate to contact me if you have any questions or would like any additional information regarding this matter.

Sincerely,

Pure Storage, Inc.

By:/s/ Timothy Riitters
Timothy Riitters
Chief Financial Officer

cc:Barbara Jacobs - Assistant Director, Division of Corporation Finance
Joseph T. FitzGerald - Vice President, General Counsel and Secretary
John T. McKenna - Cooley LLP

650 Castro Street, Mountain View, CA 94041